Supplemental Material for Financial Results for FY2013 Second Quarter (Unconsolidated)

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	FY2012						FY2013			FY2013
	1Q (2011/4-6)	2Q (2011/7-9)	First Half 6 months (2011/4-9)	3Q (2011/10-12)	4Q (2012/1-3)	12 months (’11/4-’12/3)	1Q (2012/4-6)	2Q (2012/7-9)	First Half 6 months (2012/4-9)	Forecast 12 months (’12/4-’13/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	411	824	1,235	878	1,006	3,119	862	875	1,737	3,300
Overseas Vehicle Production (thousands of units)	779	1,133	1,912	1,112	1,386	4,410	1,371	1,270	2,641	5,150
Domestic Vehicle Retail Sales (thousands of units)	179	346	525	355	533	1,413	383	430	813	1,600
Exports Vehicle Sales (thousands of units)	199	466	665	507	498	1,670	523	465	988	1,850
North America	65	163	228	168	187	583	200	167	367	700
Europe	43	86	129	118	86	333	88	79	167	320
Asia	24	52	76	60	54	190	55	58	113	190
Central and South America	9	23	32	25	26	83	26	21	47	80
Oceania	17	49	66	47	42	155	43	43	86	170
Africa	7	17	24	17	15	56	17	16	33	60
Middle East	33	75	108	71	87	266	93	80	173	330
Other	1	1	2	1	1	4	1	1	2	—
Net Revenues (billions of yen)	1,207.3	2,139.3	3,346.6	2,288.0	2,606.5	8,241.1	2,480.8	2,398.4	4,879.2	9,200.0
Domestic	433.8	790.6	1,224.4	902.9	1,118.5	3,245.8	882.1	956.5	1,838.6	—
Exports	773.4	1,348.7	2,122.1	1,385.1	1,488.1	4,995.3	1,598.7	1,441.8	3,040.5	—
Operating Income (billions of yen)	-194.6	-127.7	-322.3	-98.1	-19.4	-439.8	18.8	48.8	67.7	-20.0
(Operating Income Ratio) (%)	(-16.1)	(-6.0)	(-9.6)	(-4.3)	(-0.7)	(-5.3)	(0.8)	(2.0)	(1.4)	(-0.2)
Ordinary Income (billions of yen)	-3.6	-72.0	-75.6	15.8	82.8	23.0	241.5	164.0	405.5	570.0
(Ordinary Income Ratio) (%)	(-0.3)	(-3.4)	(-2.3)	(0.7)	(3.2)	(0.3)	(9.7)	(6.8)	(8.3)	(6.2)
Net Income (billions of yen)	50.6	-0.9	49.7	-80.1	66.2	35.8	188.8	127.9	316.8	470.0
(Net Income Ratio) (%)	(4.2)	(-0.0)	(1.5)	(-3.5)	(2.5)	(0.4)	(7.6)	(5.3)	(6.5)	(5.1)
R&D Expenses (billions of yen)	165.7	169.1	334.8	168.1	187.1	690.0	175.6	180.0	355.7	710.0
Depreciation Expenses (billions of yen)	45.6	48.5	94.1	50.4	54.1	198.6	43.1	49.5	92.7	180.0
Capital Expenditures (billions of yen)	27.0	24.5	51.5	31.4	56.1	139.0	27.7	38.3	66.0	190.0
			`

Analysis of Unconsolidated Net Income for FY2013 (billions of yen, approximately)	2Q (2012/7-9)	First Half 6 months (2012/4-9)
Marketing Efforts	70.0	250.0
Effects of Changes in Exchange Rates	-10.0	-60.0
Cost Reduction Efforts	140.0	190.0
From Engineering	135.0	180.0
From Manufacturing and Logistics	5.0	10.0
Decreases in Expenses, etc.	-20.0	10.0
Other	-3.5	0.1
(Changes in Operating Income)	176.5	390.1
Non-operating Income	59.5	91.1
Income Taxes, etc.	-107.0	-214.0
(Changes in Net Income)	128.9	267.1

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates fluctuations; (iv) changes in funding environment in financial markets and increased competition in the financial services industry; (v) Toyota’s ability to market and distribute effectively; (vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (viii) political and economic instability in the markets in which Toyota operates; (ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (x) any damage to Toyota's brand image; (xi) Toyota’s reliance on various suppliers for the provision of supplies; (xii) increases in prices of raw materials; (xiii) Toyota’s reliance on various digital and information technologies; and (xiv) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 5)	Excludes financial subsidiaries

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